Exhibit (a)(17)

MERZ PHARMA GROUP SUCCESSFULLY COMPLETES BIOFORM MEDICAL

TENDER OFFER WITH OVER 94 PERCENT OF SHARES TENDERED

ANNOUNCES COMMENCEMENT OF SUBSEQUENT OFFERING PERIOD

FRANKFURT, Germany, February 16, 2010 – Merz Pharma Group today announced the successful completion of the $5.45 per share cash tender offer for all outstanding shares of BioForm Medical, Inc. (Nasdaq: BFRM) made by Merz GmbH & Co. KGaA (“Merz”) and its acquisition subsidiary. The tender offer expired at 12:00 midnight, Eastern Standard Time, on February 12, 2010.

Based on final information from the depositary for the tender offer, 44,706,581 shares (including 7,103,759 shares subject to guaranteed delivery procedures), representing over 94 percent of the outstanding shares of common stock of BioForm Medical were validly tendered and not withdrawn prior to the expiration of the tender offer. All such shares have been accepted for payment in accordance with the terms of the tender offer.

Merz also announced today that it has commenced a subsequent offering period of its tender offer to acquire the remaining untendered shares of BioForm Medical common stock during the three trading day period within which shares tendered pursuant to the guaranteed delivery procedure must be delivered to the depositary.

The subsequent offering period will expire at 12:00 midnight, Eastern Standard Time, on Thursday, February 18, unless extended. During the subsequent offering period, holders of untendered shares of BioForm Medical common stock may tender such shares into the tender offer, and Merz’s acquisition subsidiary, Vine Acquisition Corp. will immediately accept for payment and promptly pay for each share properly tendered $5.45, net to the seller in cash, without interest thereon and less any required tax withholding, which is the same per share consideration paid in the initial offering period of the tender offer. Procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, except that: (1) shares cannot be tendered by the guaranteed delivery procedures; and (2) shares tendered during the subsequent offering period may not be withdrawn. In addition, shares validly tendered during the initial offering period may not be withdrawn during the subsequent offering period.

If shares representing in the aggregate 90 percent or more of the outstanding shares of common stock of BioForm Medical have been properly tendered and accepted for payment pursuant to the tender offer, following the expiration of the subsequent offering period, as it may be extended, Merz will promptly thereafter cause Vine Acquisition Corp. to merge with and into BioForm Medical. In this second-step “short-form” merger, any remaining shares of BioForm Medical not tendered in the offer (other than shares held by Merz or BioForm Medical or by stockholders of BioForm Medical who properly exercise appraisal rights under Delaware law) will be converted into the right to receive the same $5.45 per share cash consideration, without interest thereon and less any required tax withholding, paid to BioForm Medical shareholders in the offer.

Forward Looking Statements

This press release contains forward-looking statements, including those relating to Merz’s anticipated acquisition of BioForm Medical. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ, even materially, from those stated or implied, including but not limited to: the risk that the transaction will not be consummated in a timely manner or at all if all of the closing conditions to the merger are not satisfied; the successful integration and performance of the acquired business; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for Merz’s products, which is subject to many factors, including uncertain global economic and industry conditions and demand for aesthetic medicine products; Merz’s ability to realize synergies expected to result from the acquisition, to develop, deliver and support a broad range of products, expand its markets and develop new markets and to attract, motivate and retain key employees; and other risks described in BioForm Medical’s filings with the Securities and Exchange Commission (the “SEC”). All forward-looking statements are based on managements’ estimates, projections and assumptions as of the date hereof and are subject to risks and uncertainties, which may cause actual results to differ, even materially, from the statements contained herein. Undue reliance should not be placed on forward-looking statements, which speak only as of the date they are made. Neither Merz nor BioForm Medical undertake any obligation to update publicly any forward-looking statements to reflect new information, events or circumstances after the date they were made, or to reflect the occurrence of unanticipated events.

About the Merz Pharma Group

The Merz Pharma Group’s focus is on drugs for treating neurological and psychiatric conditions and the group holds a leading position in the field of Alzheimer’s research. With memantine, the Merz Pharma Group has developed the first active ingredient in the world for treating moderate to severe cases of Alzheimer’s. Worldwide, memantine is the second best-selling drug for treating Alzheimer’s. Another core competency of the Merz Pharma Group lies in clinical and aesthetic dermatology. In addition to pharmaceuticals, the Merz Pharma Group also serves the non-pharmacy related healthcare sector. In the Consumer Products segment, Merz Consumer Care is the leading provider of OTC medication, dietary supplements and skincare products in the German-speaking countries with its well-known tetesept® and Merz Spezial® brands. The Merz Pharma Group is an affiliate of Merz Group, a German based family held group of companies that also owns Senator, a leading promotional products manufacturer. The Merz Pharma Group employs approximately 1,745 people worldwide and, in the most recently completed fiscal year, generated revenue of approximately Euro 590 million (US$ 829 million).1

Additional Information and Where to Find It

This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of BioForm Medical. Merz and Vine Acquisition Corp. have filed with the SEC a Tender Offer Statement on Schedule TO with the SEC, and BioForm Medical has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

The tender offer is made solely by the Tender Offer Statement. Holders of shares of BioForm Medical common stock are urged to read the Tender Offer Statement (including the Offer to Purchase, related Letter of Transmittal and all other offer documents) and the Solicitation/Recommendation Statement, because they contain important information that holders of shares of BioForm Medical common stock should consider before making any decision regarding tendering their securities.

Stockholders of BioForm Medical are able to obtain free copies of the Tender Offer Statement, the Tender Offer Solicitation/Recommendation Statement and other documents filed with the SEC by Merz and BioForm Medical through the Web site maintained by the SEC at www.sec.gov. In addition, investors and security holders are able to obtain free copies of these documents by contacting the Investor Relations department of BioForm Medical at 650-286-4003 or by mailing a request to the information agent for the tender offer, MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016; by calling toll free at 1-800-322-2885 or collect at 212-929-5500; and at tenderoffer@mackenziepartners.com.

Contacts

Media Contacts:

Ute Weinhold

Head of Corporate Communications

+ 49-69-15 03-889

Steve Frankel / Jim Shaughnessy

Joele Frank, Wilkinson Brimmer Katcher

+1-212-355-4449

Investor or Analyst Contact:

Amy Bilbija

MacKenzie Partners

+1-650-798-5206

[1]	€1 = US$1.405 (exchange rate on 06/30/09)

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